UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom reports good third quarter of 2008

Nov 06, 2008

Deutsche Telekom asserted its position in the third quarter of 2008 despite the difficult market environment. The worsening financial market crisis has not yet had an impact on the development of operations. “Deutsche Telekom is well positioned in financial terms, our balance sheet ratios are good, and our short and medium-term funding is on a broad and solid footing. We have again made extremely good operational progress in the third quarter and are on the right track to achieving our targets for 2008,” said René Obermann, Chairman of the Board of Management of Deutsche Telekom.

Reported net profit in the third quarter increased by EUR 0.6 billion to around EUR 0.9 billion compared with the same period last year. Net profit adjusted for special factors increased by 12 percent to around EUR 1.2 billion.

The Group’s adjusted EBITDA increased 2.4 percent year-on-year in the third quarter to EUR 5.3 billion. Enhanced efficiency, improved processes and reduced costs in particular had a positive impact on EBITDA. At EUR 4.9 billion, reported EBITDA was down only 0.5 percent on the previous year. Free cash flow in the first three quarters, at EUR 5.8 billion, remained at the prior-year level.

Reported revenue declined by 1.5 percent in the third quarter to EUR 15.5 billion. On an organic basis, i.e. adjusted for exchange rate effects and excluding changes in the composition of the Group, revenue decreased by 0.9 percent in the third quarter. On a cumulative basis, i.e. in the first nine months of 2008, exchange rate fluctuations reduced revenue by around EUR 1.5 billion.

Deutsche Telekom remains on course to consistently implement its Group strategy. On the domestic market, the company had a 49 percent share in the DSL new customer market in the third quarter. Deutsche Telekom has thus achieved a market share of at least 40 percent for eight quarters running. The EBITDA margin of T-Home in Germany also increased year-on-year in the first nine months, from 33.1 percent to 34.4 percent. The Mobile Communications segments remained the Group’s growth drivers. Around 1.2 million new contract customers were added in the third quarter alone. Overall, the Mobile Communications companies in the United States as well as in Central and Eastern Europe achieved double-digit growth rates both in terms of revenue as well as EBITDA. Furthermore, the Group simplified its sales organization in the various Business Customer segments. In order to even better meet its customers’ requirements, Deutsche Telekom is separating its standard business from its solutions business. As a result, Sales & Service Deutschland at T-Home will in future manage and support standard business for 160,000 business customers in Germany from a single source. This will allow T-Systems to focus on ICT solutions business with around 400 national and international corporate customers. In addition it will be the first point of contact for public-sector customers and the healthcare sector.

Deutsche Telekom’s cost-cutting program, “Save for Service,” continues to enjoy extraordinary success. Savings of around EUR 0.5 billion were achieved in the third quarter alone. “Save for Service” has made gross cumulative savings – i.e. since the measures were implemented around two years ago – of around EUR 3.5 billion.

Outlook

Deutsche Telekom still forecasts adjusted EBITDA of approximately EUR 19.3 billion and free cash flow of around EUR 6.6 billion for the 2008 financial year. The Supervisory Board has not yet approved the financial planning for the coming year, meaning no official forecast can be given yet. Based on the current structure, i.e. excluding OTE, the Group expects EBITDA to remain stable or increase slightly in 2009. Free cash flow is to be maintained at the prior-year level. The Board of Management therefore remains committed to its policy of paying an attractive dividend.

Developments in the operating segments at a glance

Mobile Communications

T-Mobile Deutschland reported strong growth in new contract-customer business in the third quarter. 271,000 net additions were recorded, 82 percent more than in the same period last year. In the first nine months of 2008, growth of 19 percent was recorded, taking the total of new contract customers to 685,000. A significant driver of the encouraging development in the past quarter was the iPhone 3G, which was in extremely high demand following its launch on July 11.

T-Mobile Deutschland reported revenue of EUR 2.0 billion in the third quarter, down 2.8 percent on the same period last year. Adjusted EBITDA rose by EUR 95 million, or 12.2 percent, to EUR 872 million. This includes one-time income of EUR 0.1 billion from the sale of an intangible asset in the third quarter. In the first nine months, revenue was down year-on-year by 3.0 percent and EBITDA up by 5.4 percent. Excluding this one-time effect, the adjusted EBITDA margin for the first three quarters increased from 36.8 percent to 38 percent.

T-Mobile USA’s results in the third quarter were again significantly affected by the weak U.S. dollar exchange rate. Measured in euros, the company reported a rise in revenue in the third quarter of 2.7 percent and growth in adjusted EBITDA of 1.0 percent. On a U.S. dollar basis, both revenue and adjusted EBITDA remained high with double-digit growth rates of 12.5 percent and 10.6 percent, respectively. In the first nine months of 2008, revenue rose by 13.7 percent to USD 16.2 billion, while adjusted EBITDA improved by 14.8 percent to USD 4.6 billion.

As of the end of September, the U.S. subsidiary had 32.14 million customers. Including the customers from the acquired company SunCom, this represents an increase of 4.4 million customers within a year. At 670,000, the number of new customers in the third quarter was on a par with the previous quarter. On October 22, T-Mobile USA was the first network operator to launch a handset based on the Android operating system. The G1, which is sold exclusively by T-Mobile USA, generated an unusually large amount of interest at its launch on October 22, and will contribute to further reinforcing T-Mobile USA’s market position.

T-Mobile UK’s financial figures are being negatively impacted by tough competition, a weak sterling exchange rate and regulatory intervention in the market. In local currency, revenue in the third quarter fell 6.7 percent year-on-year to GBP 0.8 billion. Adjusted EBITDA decreased by 29.4 percent to GBP 175 million. The rate plans launched in May have been well received by the market. With 96,000 contract additions, T-Mobile UK reported its strongest customer growth this year. T-Mobile UK was the first European provider to start selling the Android powered G1, which was launched successfully on October 30.

The companies in Central and Eastern Europe continue to drive growth in Mobile operations. Revenue in the third quarter increased by 14.8 percent, while adjusted EBITDA climbed as much as 18.9 percent. This resulted in an EBITDA margin of 43.6 percent, up from 42.1 percent in the third quarter of 2007. T-Mobile CZ was particularly profitable, with an EBITDA margin of 49.0 percent. This represents an increase of 4.9 percentage points within one year. Polish company PTC was particularly successful in the contract customer segment. With 237,000 net additions, PTC achieved an increase of 13.9 percent against the number of new customers added in the same period last year.

The trend toward mobile data usage continues unabated. The European national companies recorded revenue – excluding text and multimedia messaging – of EUR 380 million between July and September 2008, which represents year-on-year growth of 45.3 percent. The number of web’n’walk customers climbed 67.2 percent to 4.7 million. Including occasional mobile Internet users, i.e. those without data contracts, the figure is much higher – 13 million.

Data revenue in the United States, including messaging, increased by 27.6 percent to USD 833 million.

Broadband/Fixed Network

T-Home reinforced its strong position in the DSL market in Germany. With a 49 percent DSL net add market share in the third quarter, this was the highest level reported by the company since the launch of the resale DSL offer in 2004. Of the 344,000 new DSL customers, around 50,000 were customers returning from competitors. This brings the total of DSL customers won back from resale providers and other network operators to around 150,000 since the beginning of the year. The innovative IP-TV service, Entertain, now has around 333,000 customers – an increase of 33 percent within a single quarter.

The number of line losses for the full year is forecasted at 2.5 to 3.0 million. This includes losses due to regulatory measures as well as on technical grounds as a result of the migration of DSL resale customers to All-IP. At 1.8 million in the first nine months of 2008, the number of line losses was at the lower end of this guidance. With 574,000 in the third quarter, the number of line losses was at an annual low.

The decline in revenue in the domestic market by 5.9 percent year-on-year to EUR 4.7 billion in the third quarter is primarily attributable to line losses and a drop in call revenues as a result of the higher take-up of flat rate offers. EBITDA decreased by 5.4 percent in the same period to EUR 1.6 billion. On a nine-month basis, revenue declined 5.5 percent and EBITDA 1.6 percent. T-Home’s cost base was reduced by EUR 0.7 billion year-on-year, mainly driven by the “Save for Service” program.

Revenue from international business at T-Home declined, chiefly due to the deconsolidation of T-Online France and T-Online Spain in the previous year. The adjusted EBITDA margin of the fixed-network companies in Central and Eastern Europe in the first nine months of 2008 was 42.9 percent compared with 36.4 percent in the same period last year. Broadband growth and positive exchange rate effects at national companies in Eastern Europe did not fully compensate for the decline in the traditional fixed network. At the end of September, the number of IP-TV customers in Eastern Europe was at 164,000, driven mainly by Croatia, with a total of 92,000.

Business Customers

T-Systems’ international business continued to develop positively in the first three quarters of 2008 with revenue growth of 5.4 percent. This was primarily attributable to major international outsourcing agreements. In Germany, the business customer arm posted an overall decrease of 12.9 percent to approximately EUR 6.1 billion. This was chiefly due to the sale of Media & Broadcast and the reassignment of ActiveBilling to T-Home, as well as the ongoing price erosion in the telecommunications and IT business.

Another factor was the reduction in intragroup revenue, which fell 15.8 percent in the first nine months. This decrease illustrates T-Systems’ substantial contribution to Deutsche Telekom’s cost-cutting program. In organic terms, i.e. adjusted for the revenue from Media & Broadcast and ActiveBilling and exchange rate effects, total revenue decreased by a mere 2.2 percent.

Adjusted EBITDA in the first three quarters was down around 26 percent year-on-year. The organic EBITDA decrease was 7.9 percent.

New orders in the first nine months of 2008 fell by 3.6 percent. When adjusted for changes in the composition of the Group, however, this figure is up 10.6 percent on last year. Major international outsourcing agreements with Siemens, the South African insurance company Old Mutual Group, Alcatel Lucent, and the Finnish paper group Stora Enso, as well as the large deal with energy and petrochemical giant Royal Dutch Shell are examples of the positive development on a like-for-like basis.

The Deutsche Telekom Group at a glance*:

	Q3 2008 millions of €	Q3 2007 millions of €	Change (%)	Q1-Q3 2008 millions of €	Q1-Q3 2007 millions of €	Change (%)	FY 2007 millions of €
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
- Domestic	7,158	7,609	(5.9)	21,596	23,026	(6.2)	30,694
- International	8,296	8,084	2.6	23,961	23,695	1.1	31,822
Profit/loss before income taxes	1,634	1,207	35.4	4,147	3,511	18.1	2,453
Adjusted profit before income taxes	2,028	1,633	24.2	4,630	4,181	10.7	5,263
Net profit	895	256	n.a.	2,213	1,321	67.5	571
Adjusted net profit	1,182	1,055	12.0	2,565	2,190	17.1	3,005
EBITDA	4,894	4,920	(0.5)	14,415	14,276	1.0	16,897
EBITDA adjusted for special factors	5,254	5,132	2.4	14,790	14,716	0.5	19,326
Net cash from operating activities	4,285	5,137	(16.6)	11,298	10,352	9.1	13,714
Free cash flow before dividend payments	2,196	3,566	(38.4)	5,788	5,837	(0.8)	6,581
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	2,137	1,686	26.7	5,766	5,293	8.9	8,015
Net debt at balance sheet date				39,449	36,502	8.1	37,236
Number of employees at balance sheet date				230,079	241,589	(4.8)	241,426

Mobile Communications at a glance*:

	Q3 2008 millions of €	Q3 2007 millions of €	Change (%)	Q1-Q3 2008 millions of €	Q1-Q3 2007 millions of €	Change (%)	FY 2007 millions of €
Total revenue	9,028	8,875	1.7	26,151	25,925	0.9	34,736
Net revenue	8,850	8,694	1.8	25,653	25,412	0.9	34,050
Profit (loss) from operations	1,690	1,356	24.6	4,396	3,719	18.2	4,453
EBITDA	3,030	2,935	3.2	8,507	8,197	3.8	10,586
Adjusted EBITDA	3,069	2,938	4.5	8,576	8,227	4.2	10,733
Average number of employees	65,828	62,630	5.1	64,797	61,549	5.3	62,457

Including first-time consolidation of SunCom from February 22, 2008.

Broadband/Fixed Network at a glance*:

	Q3 2008 millions of €	Q3 2007 millions of €	Change (%)	Q1-Q3 2008 millions of €	Q1-Q3 2007 millions of €	Change (%)	FY 2007 millions of €
Total revenue	5,314	5,626	(5.5)	15,987	17,113	(6.6)	22,690
- Domestic	4,709	5,002	(5.9)	14,268	15,096	(5.5)	20,078
- International	620	632	(1.9)	1,759	2,052	(14.3)	2,654
Net revenue	4,371	4,712	(7.2)	13,285	14,409	(7.8)	19,072
Profit (loss) from operations	930	947	(1.8)	2,676	2,852	(6.2)	3,250
EBITDA	1,790	1,861	(3.8)	5,320	5,600	(5.0)	6,925
Adjusted EBITDA	1,859	1,968	(5.5)	5,668	5,743	(1.3)	7,770
Average number of employees	93,444	96,678	(3.3)	95,250	98,818	(3.6)	97,690

T-Online France and T-Online Spain, which were previously assigned to Broadband/Fixed Network, were sold and are no longer included in the consolidated group of this operating business area since June 30, 2007 and July 31, 2007, respectively. The Scout24 group is reported in the domestic segment as the parent company has its registered office in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007.

ActiveBilling was reassigned and, together with T-Mobile Deutschland GmbH’s call center operations, included in the Broadband/Fixed Network operating segment effective January 1, 2008.

Business Customers at a glance*:

	Q3 2008 millions of €	Q3 2007 millions of €	Change (%)	Q1-Q3 2008 millions of €	Q1-Q3 2007 millions of €	Change (%)	FY 2007 millions of €
Total revenue	2,716	2,917	(6.9)	7,986	8,785	(9.1)	11,987
- Computing & Desktop Services	945	998	(5.3)	2,680	3,038	(11.8)	4,166
- Systems Integration	413	408	1.2	1,267	1,238	2.3	1,711
- Telecommunications	1,358	1,511	(10.1)	4,039	4,509	(10.4)	6,110
Net revenue	2,069	2,184	(5.3)	6,151	6,606	(6.9)	8,971
New orders	2,413	2,348	2.8	8,840	9,172	(3.6)	12,936
Profit (loss) from operations	(7)	26	n.a.	407	104	n.a.	(323)
EBITDA	190	243	(21.8)	999	760	31.4	584
Adjusted EBITDA	213	291	(26.8)	613	832	(26.3)	1,062
Average number of employees	52,387	56,499	(7.3)	52,590	56,498	(6.7)	56,566

Since the first quarter of 2008, the reporting structure of T-Systems has been modified to reflect the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration were not affected by the realignment.

Group Headquarters & Shared Services at a glance*:

	Q3 2008 millions of €	Q3 2007 millions of €	Change (%)	Q1-Q3 2008 millions of €	Q1-Q3 2007 millions of €	Change (%)	FY 2007 millions of €
Total revenue	928	966	(3.9)	2,727	2,906	(6.2)	3,868
Net revenue	164	103	59.2	468	294	59.2	423
Profit (loss) from operations	(260)	(401)	35.2	(842)	(866)	2.8	(1,973)
EBITDA	(72)	(90)	20.0	(227)	(184)	(23.4)	(1,006)
Adjusted EBITDA	156	(37)	n.a.	91	9	n.a.	(108)
Average number of employees	24,311	25,961	(6.4)	24,115	27,503	(12.3)	27,023

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the interim Group report.

Development of customer numbers

Broadband/Fixed Network

	Sept. 30, 2008 (thousands)	Sept. 30, 2007 (thousands)	Change (thousands)	Change (%)
Broadband
Total number of lines a),b)	14,755	13,264	1,491	11.2
Domestic a)	13,147	12,016	1,131	9.4
of which: retail	10,242	8,493	1,749	20.6
International a),b)	1,608	1,248	360	28.8

Fixed network
Total number of lines a),b)	34,578	37,166	(2,588)	(7.0)
Domestic a)	29,246	31,592	(2,346)	(7.4)
of which: ISDN lines	8,369	8,704	(335)	(3.8)
International a),b)	5,331	5,575	(244)	(4.4)

Wholesale/resale
Resale/IP-BSA c)	3,142	3,719	(577)	(15.5)
of which: domestic	2,905	3,524	(619)	(17.6)
ULLs d)	7,993	5,913	2,080	35.2

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.

a)	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b)	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c)	Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom Group including bundled IP bitstream access. In the case of IP BSA, Deutsche Telekom leases DSL lines to competitors and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to competitors.
d)	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Sept. 30, 2008 (thousands)	Sept. 30, 2007 (thousands)	Change (thousands)	Change %
Mobile customers a)
Total	126,659	117,000	9,659	8.3

in Europe	94,522	88,127	6,395	7.3
in the United States (T-Mobile USA)	32,136	28,873	3,263	11.3
T-Mobile Deutschland b)	38,800	34,471	4,329	12.6
T-MobileUK c)	16,802	17,005	(203)	(1.2)
PTC	13,013	12,722	291	2.3
T-Mobile Austria	3,333	3,227	106	3.3
T-Mobile Netherlands d)	5,327	4,825	502	10.4
T-MobileCzech Republic	5,392	5,207	185	3.6
T-Mobile Hungary	5,156	4,628	528	11.4
T-Mobile Croatia	2,620	2,278	342	15.0
T-Mobile Slovakia	2,317	2,307	10	0.4
Other countries e)	1,763	1,457	306	21.0

Comments on the Mobile Communications table:

a)	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers have been included in the historic customer base.
b)	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first three quarters of 2008, far fewer customers were deactivated.
c)	Including Virgin Mobile.
d)	Consolidation of Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008. The consolidation of Online has no effect on the number of customers of the TMNL group, as only Mobile Communications customers are shown.
e)	“Other countries” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the third quarter of 2008

Broadband/Fixed Network

	Q3 2008 (thousands)	Q3 2007 (thousands)	Change (thousands)	Change (%)
Broadband
Total number of lines a),b)	138	583	(445)	(76.3)
Domestic a)	81	504	(423)	(83.9)
of which: retail	344	480	(136)	(28.3)
International a),b)	57	79	(22)	(27.8)

Fixed network
Total number of lines a),b)	(645)	(559)	(86)	(15.4)
Domestica)	(574)	(497)	(77)	(15.5)
of which: ISDN lines	(80)	(77)	(3)	(3.9)
International a),b)	(71)	(62)	(9)	(14.5)

Wholesale/resale
Resale/IP-BSA c)	(260)	33	(293)	n.a.
of which: domestic	(264)	24	(288)	n.a.
ULLs d)	396	418	(22)	(5.3)

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.

a)	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b)	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c)	Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom Group including bundled IP bitstream access. In the case of IP BSA, Deutsche Telekom leases DSL lines to competitors and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to competitors.
d)	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Q3 2008 (thousands)	Q3 2007 (thousands)	Change (thousands)	Change (%)
Mobile customers a)	1,657	1,914	(257)	(13.4)

(total)
in Europe	987	1,057	(70)	(6.6)
in the United States	670	857	(187)	(21.8)

(T-Mobile USA)
T-Mobile Deutschland b)	401	142	259	n.a.
T-MobileUKc)	8	219	(211)	(96.3)
PTC	183	197	(14)	(7.1)
T-Mobile Austria	35	79	(44)	(55.7)
T-Mobile Netherlands	49	1	48	n.a.
T-MobileCzech Republic	79	67	12	17.9
T-Mobile Hungary	74	111	(37)	(33.3)
T-Mobile Croatia	77	56	21	37.5
T-Mobile Slovakia	(13)	81	(94)	n.a.
Other countries d)	94	104	(10)	(9.6)

Comments on the Mobile Communications table:

a)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
b)	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first three quarters of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first three quarters of 2007 is due to this change. Approximately 400,000 prepay customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Historical figures were not adjusted.
c)	Including Virgin Mobile.
d)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim for,” “goal,” “plan,” “will,” “strive for,” “outlook” or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, an economic downturn in Europe or North America and changes in exchange and interest rates could also affect our business development and the availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom cannot guarantee that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link “Investor Relations.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 6, 2008